August 28, 2015

VIA EDGAR SUBMISSION AND COURIER

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: William H. Thompson

Re:	Exelon Corporation

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed February 13, 2015

Form 10-Q for the Quarterly Period Ended June 30, 2015

Filed July 29, 2015

File No. 1-16169

Ladies and Gentlemen:

We are writing in response to the comments contained in the Staff’s letter dated August 14, 2015 (the “Comment Letter”) with respect to Exelon Corporation’s (“Exelon”) Form 10-K for Fiscal Year Ended December 31, 2014, as filed with the Commission on February 13, 2015 (“2014 Form 10-K”) and Form 10-Q for Quarterly Period Ended June 30, 2015, as filed with the Commission on July 29, 2015.

For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter along with Exelon’s responses. The response to this letter is provided on a supplemental basis.

*     *     *     *

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 8. Financial Statements and Supplementary Data

Combined Notes to Consolidated Financial Statements

Consolidated Statements of Operations and Comprehensive Income

1.	Please tell us what consideration each registrant gave to separately presenting revenues and related costs and expenses applicable to revenues from tangible goods, services and other revenues pursuant to Rule 5-03 (b)(1) and (b)(2) of Regulation S-X.

Response:

Exelon is a utility services holding company engaged through its principal subsidiaries in the energy generation and energy distribution businesses.

Rate-Regulated Utility Registrants

Exelon’s rate-regulated utility businesses include Commonwealth Edison Company (ComEd), PECO Energy Company (PECO), and Baltimore Gas and Electric Company (BGE) (collectively the rate-regulated utilities), each of which is a separate debt registrant. ComEd, PECO and BGE are primarily engaged in the purchase and rate-regulated retail sale of electricity and the provision of electric transmission and distribution services. PECO and BGE are also engaged in the purchase and rate-regulated retail sale of natural gas and the provision of natural gas distribution services. The rate-regulated utilities are public utilities under the applicable state public utility regulations and are subject to rate regulation by their respective state utility commissions. Additionally, the rate-regulated utilities are public utilities under the Federal Power Act subject to regulation by the Federal Energy Regulatory Commission (FERC).

Rule 5-03(b)(1) requires a registrant to state separately (a) net sales of tangible products; (b) operating revenues of public utilities or others; (c) income from rentals; (d) revenues from services; and (e) other revenues. Rule 5-03(b) also indicates that a public utility company using a uniform system of accounts or a form for annual report prescribed by federal or state authorities, or a similar system or report, shall follow the general segregation of operating revenues and operating expenses reported under Rule 5-03(b)(2) prescribed by such system or report. As noted above, all three of Exelon’s rate-regulated utilities are subject to FERC and state public utility commission regulation which requires them to maintain their books and records in accordance with FERC’s uniform system of accounts. The FERC uniform system of accounts requires operating revenues for public electric and natural gas utilities to be recorded within the single utility account 400 - Operating Revenues. As a result, we have historically reported all revenue from utility operations within a single line item on the face of the statement of operations and comprehensive income. Correspondingly, we have historically reported the expenses for the purchases of both electricity and natural gas for resale within a single line item within the operating expenses section of the statement of operations and comprehensive income. We believe the presentation of the rate-regulated utilities’ operating revenues and expenses is consistent with the requirements in Rule 5-03(b)(1)(b) and Rule 5-03(b)(2)(b) for the operating revenues and expenses of public utilities.

Upon receiving this Comment Letter, we performed benchmarking of other public utilities with both rate-regulated electricity and natural gas operations. Pursuant to our review, to more closely align with our peers for comparability purposes, we will revise our presentation on the statements of operations and comprehensive income for PECO and BGE to reflect separately (1) operating revenues from the rate-regulated sale of electricity and operating revenues from the rate-regulated sale of natural gas, and (2) purchased power expense and purchased fuel expense within the operating expenses section of the statement of operations and comprehensive income. We will make this change for all periods presented beginning with the Form 10-K for the Fiscal Year Ending December 31, 2015 (“2015 Form 10-K”). We also note that separate disclosure of PECO and BGE’s revenues from the rate-regulated sales of electricity and of natural gas has historically been provided within Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations. ComEd’s operating revenues are derived only from the rate-regulated sale of electricity, and thus no similar change in presentation will be made.

Exelon Generation Registrant

Exelon Generation Company (Generation), a subsidiary of Exelon and a debt registrant, is primarily engaged in the physical delivery and marketing of electric generation capacity and natural gas, the provision of renewable and other energy-related products and services, and natural gas and oil exploration and production activities. For the year ended December 31, 2014, Generation’s operating revenues of $17.4 billion consisted of electricity sales of approximately $14.2 billion, natural gas sales of approximately $3.0 billion, and other revenues of approximately $0.1 billion. Other revenues at Generation are derived primarily from oil and natural gas exploration and production activities, sales of home products and services, and sales of distributed generation and energy efficiency services. As noted in Item 1. General Business of the 2014 Form 10-K, Generation is a public utility under the Federal Power Act subject to regulation by the FERC. However, unlike ComEd, PECO and BGE, the prices that Generation charges its customers are not rates established by state public utility commissions or FERC. Generation prices its sales of electricity and natural gas for re-sale at market-based rates. Furthermore, Generation is not required to use a uniform system of accounts or a form for annual report prescribed by federal or state authorities segregating and reporting operating revenues and operating expenses by such system or report. Accordingly, Generation believes its historical practice of presenting its operating revenues from the sale of electricity and natural gas as a single line on the face of its statement of operations and comprehensive income is appropriate under Rule 5-03(b)(1)(b) as operating revenues of public utilities. Additionally, Rule 5-03 permits the aggregation of revenue classes if each class is not more than 10% of consolidated revenues. As such, Generation has also combined all other revenue classes into this single line item on the face of its statement of operations and comprehensive income.

Exelon Corporation Registrant

As noted, each of Exelon’s principal subsidiaries (ComEd, PECO, BGE and Generation) is a public utility. Exelon’s presentation of operating revenues in a single line item on the face of its consolidated statement of operations and comprehensive income accordingly is consistent with the guidance in Rule 5-03(b)(1)(b). At the same time, through our benchmarking, we noted that many, but not all, public companies similar to Exelon with both rate-regulated public utility revenues and non-rate regulated competitive public utility revenues present rate-regulated and non-rate regulated revenues separately on the face of their statements of operations and comprehensive income. Upon further reflection, we believe the separate presentation of rate-regulated public utility revenues and non-rate regulated competitive public utility revenues provides more transparency to financial statement users. As a result, beginning with the 2015 Form 10-K, we will separately present total operating revenues from rate-regulated utilities and total operating revenues from competitive businesses on the face of Exelon’s consolidated statement of operations and comprehensive income for all periods presented. Similarly, Exelon will separately present rate-regulated purchased power and fuel expense and non-rate regulated purchased power and fuel expense. Exelon will not separately present on a consolidated basis the revenues or expenses associated with PECO’s and BGE’s sales of electricity and natural gas in accordance with Rule 5-03(b) as total consolidated sales of rate-regulated natural gas are less than 10% of Exelon’s consolidated revenues.

16. Retirement Benefits (Exelon, Generation, ComEd, PECO and BGE), page 386

2.	Please tell us whether the defined benefit plans and other postretirement plans are multiemployer plans as defined in ASC 715-80-20 or multiple-employer plans as defined in ASC 715-30-20, and describe the characteristics of the plans that support your determination.

Response:

Exelon sponsors single-employer pension and other postretirement benefit plans for its employees, including employees of its subsidiaries.

Exelon’s subsidiaries account for their participation in Exelon’s single-employer pension and other postretirement benefit plans as participation in multiemployer plans for purposes of their stand-alone financial statements (as disclosed on p. 395 of the 2014 Form 10-K). ASC 715-30-55-64 discusses parent-subsidiary arrangements and states that the subsidiaries should report their participation in the parent’s overall single-employer pension plan as a participation in a multiemployer pension plan. As described in ASC 715-80-20, a multiemployer plan is “a pension or postretirement benefit plan to which two or more unrelated employers contribute, usually pursuant to one or more collective-bargaining agreements. A characteristic of multiemployer plans is that assets contributed by one participating employer may be used to provide benefits to employees of other participating employers since assets contributed by an employer are not segregated in a separate account or restricted to provide benefits only to employees of that employer”. Exelon has a Master Trust with various sub-trusts supporting its pension and other postretirement benefit plans. The assets in the Master Trust and related sub-trusts are not legally segregated by subsidiary and can be used to provide benefits to eligible employees of any subsidiary participating in the plans. This structure supports Exelon’s use of multiemployer accounting at the subsidiary financial statement level.

The availability of assets to participants of any subsidiary differentiates multiemployer plans from multiple-employer plans. As defined in ASC 715-30-20, a multiple-employer plan is “a pension plan or other postretirement benefit plan maintained by more than one employer but not treated as a multiemployer plan. Multiple-employer plans are generally not collectively bargained and are intended to allow participating employers, commonly in the same industry, to pool their plan assets for investment purposes and to reduce the cost of plan administration. A multiple-employer plan maintains separate accounts for each employer so that contributions provide benefits only for employees of the contributing employer. Multiple-employer plans may have features that allow participating employers to have different benefit formulas, with the employer’s contributions to the plan based on the benefit formula selected by the employer.” In addition to not segregating assets, Exelon also does not allow the participating subsidiaries to establish different benefit formulas. Exelon, as plan sponsor, determines the benefits available to employee plan participants across all of its subsidiaries. Therefore, it would not be appropriate for Exelon’s subsidiaries to account for their participation in Exelon’s single-employer plans as multiple-employer plans for purposes of their stand-alone financial reporting.

24. Segment Information (Exelon, Generation, ComEd, PECO and BGE), page 451

3.	We note that the regulated utilities generate revenues from the sale of electricity, distribution of gas and electricity, transmission of electricity and riders to recover costs incurred for regulatory programs and uncollectible accounts, among other sources. We also note that Generation generates revenues from gas and oil exploration and production activities, retail and wholesale electricity and gas sales, distributed generation, heating, cooling and cogeneration facilities, home improvements, sales of appliances and servicing of heating, air conditioning, plumbing, electrical and indoor quality systems. Please provide us with a summary of revenues from external customers for each product and service for each registrant. In addition, please tell us why you did not provide the disclosures in ASC 280-10-50-40.

Response:

ASC 280-10-50-40 requires entity-wide disclosures related to products and services. The entity-wide disclosures pertain to those entities whose reportable segments are not based on products and services or geographic areas, and to reporting entities whose segment revenues are derived from a broad range of different products and services.

Rate-Regulated Utility Registrants

Consistent with the enhancements to the presentation of revenues on the face of the statements of operations as explained in the response to comment 1 above, PECO and BGE will revise their presentations within the Segment Information footnote to reflect separately operating revenues from the rate-regulated sale of electricity and operating revenues from the rate-regulated sale of natural gas for all periods presented beginning with the 2015 Form 10-K. Reference is made to the first table below for the 2014 operating revenue amounts for sales of rate-regulated natural gas and sales of rate-regulated electricity for each of the utility registrants.

Exelon Generation Registrant

We consider Generation’s sale of competitive electricity and sale of competitive natural gas products and services as similar in nature, and thus believe grouping them into a single line item under operating revenues within our Segment Information footnote is consistent with the guidance in ASC 280-10-50-40. The second table below sets forth the products and services comprising Generation’s 2014 operating revenues. As shown, operating revenues for the dissimilar products or services within Generation, such as oil and gas exploration and production activities, home products and services, distributed generation and energy efficiency, and proprietary trading activities, individually represent less than 1% of Generation’s total operating revenues, and thus such amounts have not been separately reported within the Segment Information footnote.

While we believe our historical disclosure of operating revenues for Generation under ASC 280-10-50-40 has been appropriate as described above, we do acknowledge that in 2014 operating revenues for natural gas sales of $2.957 billion represented 17% of Generation’s $17.393 billion total operating revenues. In 2013, natural gas sales operating revenues were $1.9 billion, or 12% of the total $15.6 billion. The absolute and proportional growth in the natural gas sales operating revenues is in part driven by Generation’s acquisitions in 2014 of natural gas businesses, including Integrys Energy Services, Inc. Given the increasing significance of natural gas sales to Generation’s overall business, and consistent with the expanded disclosures above for the rate-regulated utility registrants, Generation will revise its presentation within the Segment Information footnote for all periods presented beginning with the 2015 Form 10-K to separately disclose operating revenues from the competitive sale of electricity and operating revenues from the competitive sale of natural gas and/or other non-operating segment products and services as set forth in the second table below. Generation is in the process of evaluating the specific categorizations it will present in such expanded operating revenue disclosures. These expanded disclosures in the 2015 Form 10-K for both the rate-regulated utilities and for Generation will be presented in the Operating Revenues section of the table as set forth for 2014 in Footnote 24. Segment Information on page 453 in the 2014 Form 10-K.

As requested, the following tables set forth revenues from external customers by product and service for the rate-regulated utilities and Generation.

Summary of Revenues from External Customers (in millions)
	Rate- regulated Gas	Rate-regulated Electric	Non- Regulated	Eliminations	Total Operating Revenues For the Year Ended December 31, 2014
ComEd	$—	$4,564	$—	$(4)	$4,560
PECO	646	2,448	—	(2)	3,092
BGE	705	2,460	—	(25)	3,140
Generation	—	—	17,393	(756)	16,637

Exelon	$1,351	$9,472	$17,393	$(787)	$27,429

Detail of Generation Non-Regulated Revenues from External Customers
($ in millions)
Electricity
Mid-Atlantic	$5,265
Mid-West	4,467
New England	1,417
New York	843
ERCOT	938
Other Regions	1,319

Total Reportable Segments	$14,249

Other Business Activities (Non-Operating Segments)
Natural Gas	$2,957
Amortization of certain unamortized energy contracts	(289)
Unrealized mark to market activities	(174)
Distributed generation and energy efficiency	159
Home products and services	139
Oil and gas exploration and production activities	107
Proprietary trading activities	42
Other miscellaneous	203

Total Other Business Activities (Non-Operating Segments)	$3,144

Total Operating Revenues for the Year Ended December 31, 2014	$17,393

4.	Please tell us what consideration you gave to disclosing the factors used to identify reportable segments, including the basis of organization. Please refer to ASC 280-10-50-21a.

Response:

Exelon’s intention within its segment disclosures is to provide financial statement users insight as to how management views and operates the company; that is, to see the business through the eyes of management. The Registrants’ reportable segments are based primarily upon how each chief operating decision maker (CODM) views and manages his or her respective business, including how the CODM assesses performance and allocates resources. We consider the types of financial information and operating results that are provided regularly to the CODM internally, as well as the information the company presents externally. Such factors are explained in our current disclosure of the Segment Information footnote in accordance with ASC 280-10-50-21a.

Generation

Management views and operates Generation’s electricity business as an integrated business located in different geographic regions, largely representative of the footprints of an ISO/RTO and/or NERC region, with multiple supply sources (nuclear, fossil, renewables) and providing commodities (electric capacity, energy, ancillary products) through multiple distribution channels (wholesale and retail) in each region. Decisions in running the overall Generation business cannot be made by reviewing its activities separately due to the many interdependencies. For example, hedging strategies are employed at the regional level based on the overall exposure of the portfolio within each region. Hedge ratios and risk positions are reviewed by senior management by geographical region. Management decisions are focused around creating value for the entire portfolio and maximizing cash flows for Generation as a whole. Managing Generation’s owned generating assets and customer-facing, contract based activities on an integrated basis helps to mitigate commodity price risk, reduce collateral requirements and improve overall operational efficiency.

Within the 2014 Form 10-K, Exelon indicated that the operating segments of the registrants are determined based on information used by the CODM in deciding how to evaluate performance and allocate resources. Generation further disclosed the basis of Generation’s reportable segments as the geographic location of its assets, which is largely representative of the footprints of an ISO/RTO and/or NERC region. Upon further review, we have concluded additional language to further clarify the basis for Generation’s reportable segments could be beneficial to financial statement users. As a result, Generation intends to enhance its Third Quarter 2015 Form 10-Q Segment Information footnote as follows:

The basis for Generation’s reportable segments is the integrated management of its electricity business located in different geographic regions, largely representative of the footprints of an ISO/RTO and/or NERC region, which utilize multiple supply sources to provide electricity through multiple distribution channels (wholesale and retail). Generation’s hedging strategies and risk metrics are also aligned to these same geographic regions. ~~The foundation of Generation’s six reportable segments is based on the geographic location of its assets, and is largely representative of the footprints of an ISO / RTO and/or NERC region.~~ Descriptions of each of Generation’s six geographic reportable segments are as follows:

•	Mid-Atlantic represents operations in the eastern half of PJM, which includes Pennsylvania, New Jersey, Maryland, Virginia, West Virginia, Delaware, the District of Columbia and parts of North Carolina.

•	Midwest represents operations in the western half of PJM, which includes portions of Illinois, Indiana, Ohio, Michigan, Kentucky and Tennessee, and the United States footprint of MISO excluding MISO’s Southern Region, which covers all or most of North Dakota, South Dakota, Nebraska, Minnesota, Iowa, Wisconsin, the remaining parts of Illinois, Indiana, Michigan and Ohio not covered by PJM, and parts of Montana, Missouri and Kentucky.

•	New England represents the operations within ISO-NE covering the states of Connecticut, Maine, Massachusetts, New Hampshire, Rhode Island and Vermont.

•	New York represents operations within ISO-NY, which covers the state of New York in its entirety.

•	ERCOT represents operations within Electric Reliability Council of Texas, covering most of the state of Texas.

•	Other Power Regions:

•	South represents operations in the FRCC, MISO’s Southern Region, and the remaining portions of the SERC not included within MISO or PJM, which includes all or most of Florida, Arkansas, Louisiana, Mississippi, Alabama, Georgia, Tennessee, North Carolina, South Carolina and parts of Missouri, Kentucky and Texas. Generation’s South region also includes operations in the SPP, covering Kansas, Oklahoma, most of Nebraska and parts of New Mexico, Texas, Louisiana, Missouri, Mississippi and Arkansas.

•	West represents operations in the WECC, which includes California ISO, and covers the states of California, Oregon, Washington, Arizona, Nevada, Utah, Idaho, Colorado, and parts of New Mexico, Wyoming and South Dakota.

•	Canada represents operations across the entire country of Canada and includes the AESO, OIESO and the Canadian portion of MISO.

Furthermore, as shown in the table of revenues for Generation’s products and services provided in response to question #3 of this letter, the revenues for other business activities are relatively insignificant to Generation’s total revenues, with the exception of wholesale and retail gas activities, which Generation has determined to not be an operating segment as the CODM does not regularly review measures of profitability for this activity. Taking this into consideration, we plan to also modify our Third Quarter 2015 Form 10-Q Segment Information footnote with regards to Generation’s other business activities as follows:

The CODMs for Exelon and Generation evaluate the performance of Generation’s power marketing activities and allocate resources based on revenue net of purchased power and fuel expense (RNF). Generation believes that RNF is a useful measurement of operational performance. RNF is not a presentation defined under GAAP and may not be comparable to other companies’ presentations or deemed more useful than the GAAP information provided elsewhere in this report. Generation’s operating revenues include all sales to third parties and affiliate sales to ComEd, PECO, and BGE. Purchased power costs include all costs associated with the procurement and supply of electricity including capacity, energy and ancillary services. Fuel expense includes the fuel costs for Generation’s owned generation and fuel costs associated with tolling agreements. ~~Generation’s other business activities, including retail and wholesale gas, investments in gas and oil exploration and production activities, proprietary trading, compressed natural gas fueling stations, energy efficiency and cogeneration projects, sales of electric and gas appliances, servicing of heating, air conditioning, plumbing, electrical, indoor quality systems and home improvements, and investments in energy-related proprietary technology are not allocated to regions~~ The results of Generation’s other business activities are not regularly reviewed by the CODM and as such are not operating segments and are not included in the regional reportable segment amounts. These activities include natural gas, as well as other miscellaneous business activities which are not significant to Generation’s overall operating revenues or results of operations. Further, Generation’s unrealized mark-to-market gains and losses on economic hedging activities and its amortization of certain intangible assets and liabilities relating to commodity contracts recorded at fair value from mergers and acquisitions are also not included in the regional reportable segment amounts ~~allocated to a region~~. Exelon and Generation do not use a measure of total assets in making decisions regarding allocating resources to or assessing the performance of these reportable segments.

Rate-regulated Utilities

ComEd, PECO and BGE are each considered a single operating segment as no lower level of profitability information is regularly reviewed by each respective CODM in assessing performance and allocating resources. Therefore, there is no aggregation of operating segments in determining the reportable segments. For reference, our disclosure is as follows:

The CODMs for ComEd, PECO and BGE evaluate performance and allocate resources for the respective companies based on net income and return on equity for ComEd, PECO and BGE each as single integrated businesses.

We believe our current disclosure adequately conveys that ComEd, PECO and BGE are managed and assessed by each respective CODM from the perspective of a single, integrated business. Indeed, each utility maintains a targeted, overall capitalization structure, implements one overall annual financing plan, and measures performance on an entity-wide basis, primarily focusing on overall net income and overall return on equity measures of profitability.

Form 10-Q for the Quarterly Period Ended June 30, 2015

Item1. Financial Statements

Combined Notes to Consolidated Financial Statements

3. Variable Interest Entities (Exelon, Generation, ComEd, PECO and BGE), page 37

5.	We note that ESA Investco, LLC entered into an arrangement to purchase a 90% equity interest and 99% of the tax attributes of a distributed energy company that was determined to be a VIE for which Generation is not the primary beneficiary. In addition, we note you entered into an arrangement to purchase a 90% equity interest and 90% of the tax attributes of another distributed energy company that did not meet the definition of a VIE. In regard to these transactions, please explain to us in detail:

•	why ESA Investco is not the primary beneficiary of the VIE;

•	why the other distributed energy company did not meet the definition of a VIE;

•	how the investment in the VIE is accounted for and the basis in GAAP therefor; and

•	why Generation does not control the other distributed energy company given that Generation has a 90% equity interest in the entity.

Response:

Generation has investments in two companies in which Bloom Energy Corporation (Bloom) is the co-owner. Bloom is a leading distributed power generation company with a proprietary fuel cell technology. One of Bloom’s business models is to create project companies with a partner investor whereby Bloom allows the project company to utilize Bloom’s proprietary technology for a finite period of time. The proprietary technology is the key driver of value for both Bloom and the project companies, and in order to protect the proprietary technology, Bloom retains control over the project company by maintaining decision-making authority over the daily operations and providing all services required to operate the company. Accordingly, Generation is essentially a passive financial investor in the project company.

For purposes of this discussion, we will refer to Generation’s two project company investments as Bloom IV and Bloom V. Generation owns its interest in Bloom V through a wholly owned subsidiary, ESA Investco. For simplicity, we will discuss Generation’s investment in Bloom V as if it owned its interest directly rather than through ESA Investco.

The most significant accounting consideration with respect to both of the Bloom investments was whether to account for and report the investments using consolidation accounting, equity method accounting, or cost method accounting. This involved evaluating the investments under both a Variable Interest model and a Voting Interest model. Decisions regarding consolidation accounting and VIE accounting are complex and involve professional judgment. Upon entering into these investments, we thoroughly evaluated the appropriate accounting and reviewed our conclusions with the audit committee of our board of directors.

The basis for our accounting is discussed in detail in the sections below, but a summary is presented in the following paragraphs.

Bloom V is a VIE because it is thinly capitalized; however, Generation is not the primary beneficiary of the VIE because it does not have the power to direct the activities that most significantly impact the VIE’s economic performance. Accordingly, Generation does not consolidate its investment in Bloom V.

Bloom IV is not a VIE because Bloom IV is sufficiently capitalized and the holders of the equity investment at risk do not lack the characteristics of a controlling financial interest per ASC 810. Furthermore, from a voting rights perspective, Generation does not have control of the investee because it does not have voting rights or otherwise have the ability to control the company. Accordingly, it is not appropriate for Generation to consolidate Bloom IV, from either a VIE perspective or a voting rights perspective.

However, Generation does apply the equity method of accounting (rather than the cost method) for both Bloom IV and Bloom V because it has significant influence over the investees due to the significance of its economic interests and the protective rights to which it is entitled.

Generation’s Investment in Bloom V:

Why Generation is not the primary beneficiary of the VIE

Per ASC 810-10-25, the primary beneficiary of a VIE has both of the following characteristics: (1) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and (2) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

With respect to the first characteristic, by design Bloom V is structured to protect Bloom’s proprietary technology by excluding Generation from being involved in the day-to-day operation of the company. The activities of Bloom V that most significantly impact its economic performance are the construction, operation, and maintenance of the power generating assets. Per the operating agreement, the minority owner, Bloom, not Generation, is the Managing Member of Bloom V. As the Managing Member, Bloom manages the day-to-day activities of Bloom V, including the construction, operation, and maintenance of the power generating assets. Bloom’s interest in its proprietary technology is thus protected by Bloom having control of the day-to-day activities. Furthermore, through an administrative agreement, Bloom also manages the administrative side of Bloom V, including the accounting, forecasting, and budgeting. Thus, while Generation is the majority economic owner, by design Generation is a passive investor that does not have access to the proprietary technology and does not have the power to direct the activities that most significantly impact the economic performance.

Generation has protective rights (including the approval of tax elections, mergers, the issuance of loans, and the borrowing of funds) designed to protect its economic interest in Bloom V. Also, Generation provides significant economic funding to the company and in return receives the benefits of the tax attributes of Bloom V. Nevertheless, these interests do not represent the power to direct the activities that most significantly impact the entity’s economic performance.

Accordingly, Generation is not the primary beneficiary of Bloom V pursuant to ASC 810-10-25.

How the investment in the VIE is accounted for and the basis in GAAP therefor

The investment in Bloom V is accounted for under the equity method of accounting.

Because Bloom V is thinly capitalized (meaning, the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support as defined in the accounting guidance), it is a VIE. However, because Generation is not the primary beneficiary, it does not consolidate Bloom V.

Per ASC 323, the equity method of accounting should be used in situations where an investor has the ability to exercise significant influence over the operating and financial policies of the investee. Typically, it is presumed that when an investor has an ownership interest of 20% or more of the voting stock of an investee, the investor has significant influence for purposes of applying equity method accounting.

While Generation does not have voting rights, it does have a 90% ownership interest in Bloom V, and it provides significant economic funding to Bloom V. In addition, Generation has protective rights which require Generation’s approval in certain circumstances. These circumstances include (but are not limited to) entering into a new business or activity that is not within the defined purpose of the business, making any tax election other than what was agreed to in the operating agreement, admitting additional members, filing for bankruptcy, borrowing money, making loans to third parties, prepaying loans, and refinancing/modifying the terms of loans. Accordingly, Generation does have the ability to significantly influence Bloom V, and Generation accounts for its investment in Bloom V under the equity method.

Investment in Bloom IV (the “Other Distributed Energy Company”):

Why the other distributed energy company did not meet the definition of a VIE

An entity is subject to the Variable Interest Entity guidance if, by design, any of the conditions of ASC 810-10-15-14 exist. An entity would be considered to be a VIE if the equity investment at risk is not sufficient for the entity to finance its activities without additional subordinated financial support (ASC 810-10-15-14a) or if the holders of the equity investment at risk lack the characteristics of a controlling financial interest (ASC 810-10-15-14b).

As an equity interest holder in Bloom IV, Generation evaluated the sufficiency of the equity investment at risk and determined that Bloom IV was sufficiently capitalized (ASC 810-10-15-14a). This conclusion was supported by the fact that Bloom IV was able to obtain third-party financing without additional subordinated financial support from the equity holders. Furthermore, Generation determined that the equity holders of the investment at risk did not lack any of the characteristics of a controlling financial interest as detailed in ASC 810-10-15-14b. Accordingly, Bloom IV did not meet the definition of a VIE, and it is being accounted for under the voting interest model using equity method accounting.

Why Generation does not control the other distributed energy company given that Generation has a 90% equity interest in the entity

Majority-owned subsidiaries must be consolidated unless control does not rest with the majority owner. While a majority ownership interest of outstanding voting shares often indicates control, it is not the sole criterion for control under the relevant guidance. The definition of control in Regulation S-X Rule 1-02(g) includes “…the possession, direct or indirect, of the power to direct or cause the direction of management and policies of a person, whether through the ownership of voting in shares, by contract, or otherwise.”

While Generation has a 90% equity interest in Bloom IV, it does not have voting rights and does not otherwise have the ability to direct the management of (i.e., control) the entity.

The control structure is similar to that of Bloom V discussed above. Per the operating agreement, the minority owner, Bloom, is the Managing Member of the company. As the Managing Member, Bloom manages the day-to-day activities of the company, including the construction, operation, and maintenance of the power generating assets. In addition, through an administrative agreement, Bloom manages the administrative side of the business, including the accounting, forecasting, and budgeting.

Also similar to Bloom V, Generation does have protective rights (including the approval of tax elections, mergers, the issuance of loans, and the borrowing of funds) designed to protect its economic interest in the company, but these rights do not represent the power to control the company. Also, Generation provides significant economic funding to the company and in return receives the benefits of the tax attributes of the company, but again this does not represent the ability to direct the management of the company.

Accordingly, Generation does not consolidate the entity and instead accounts for the investment under the equity method of accounting based on considerations similar to those discussed above for Bloom V.

*    *    *    *

Exelon acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact me at (312) 394-4736.

Very truly yours,

/s/ Duane M. DesParte
Duane M. DesParte
Senior Vice President and Corporate Controller
Exelon Corporation